04035750

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

16 July 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
14 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
14 July 2004	Announcement to Australian Stock Exchange UK Investor Roadshow – 12 & 13 July 2004
15 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
16 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 7/26

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

14 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 63,606 shares for $669,122 on Tuesday 13 July 2004. The highest price paid was $10.56 and the lowest price paid was $10.48. The total maximum number of shares that may still be bought back under the buyback is 42,446,347 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,490,047	63,606
4	Total consideration paid or payable for the shares	$15,476,255	$669,122

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.56 lowest price paid: $10.48 highest price allowed under rule 7.33: $11.0418

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,446,347

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 14/7/04
(~~Director~~/Company secretary)

Print name:

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

14 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: eighty five (85) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE CORPORATION LIMITED
UK INVESTOR ROADSHOW – 12 & 13 JULY 2004

With reference to the Investor Roadshow held by Lend Lease Corporation Limited ("Lease Lease") in London on 13 July 2004, attached are the following presentations:

- Bovis Lend Lease – Europe, Middle East and Africa
- Private Finance Initiative

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

File No 82-3498

Bovis
Lend Lease

Bovis Lend Lease – Europe, Middle East & Africa (EMEA)

13th July 2004



Bovis Lend Lease UK

Bovis Lend Lease


John Sparrowick Chairman & CEO BLL Europe
Jason Millett Managing Director BLL UK
Alex Panayi Financial
Mike Howes Commercial Director
Peter Jacobs Asset Clients
Harry Thorburn Scotland & North East
Nick Wylie Midlands
Mark Nicholson North
John Howell South/Southwest & Ireland
Phil Howard Technical Services Group

CEMEA Organisation Chart



Sergio Casari
CEO CEMEA
Albert De Frutos
Iberia
Nicola Cloella
Italy
Mark Fletcher
Middle East
Peter Titus
CE Europe
Petr Palicka
Deputy CEE
Martin Rawlinson
CFO - CCO
Brian Long
EHS

Bovis Lend Lease – Geographic spread



Main operations
Limited activities
BP Alliance only
No presence
Benelux
Germany
Poland
Russia & CIS
Czech R
Hungary
Romania
France
Italy
Spain
Portugal
Turkey
Mid East
South Africa

Bovis
Lend Lease

Bovis Lend Lease – UK



Bovis Lend Lease UK - Overview

Bovis Lend Lease

- Workload volume : £1.4bn
- Five regional operations
- 1,600 staff
- Sector diversity and product range
- Strong asset client base with long term contracts
- UK market leader
- Consistent growth in profitability


Scotland & North East
North
Midlands
South, South West & Ireland

Range of services

Bovis Lend Lease

- Construction Management
- Management Contracting
- Two Stage Lump Sum and Guaranteed Maximum Price including design
- Project Management
- Programme Management
- Other consultancy services



16%
35%
49%
Design & Build Lum Sum
Construction Management
Guaranteed Maximum Price

Current projects



Current projects

Bovis Lend Lease





The Scottish Parliament

Client:
Scottish Parliamentary Corporate Body
Contract:
Construction Management
Construction Value:
£335m

HM Treasury

Client:
Exchequer Partnership plc (Stanhope & Bovis Lend Lease JV)
Contract:
PFI. Design & Build
Value:
West: £112.5m
East: £142.5m

Current projects





SLAM Prime Contract

Client:
Defence Estates
Contract:
Prime Contract
Design, Manage & Construct
Value:
Capex: £525m
Opex: £75m

South West Regional Prime

Client:
Defence Estates
Contract:
Prime Contract
Design, Manage & Construct
Value:
Capex: £175m
Opex: £325m

Current projects

Bovis Lend Lease





Manchester Arndale

Client:
Prudential Assurance Company Ltd
Contract:
Two stage Design & Build
Value:
£112m

Manchester Civil Justice Centre

Client:
Allied London Properties
Contract:
Design and Build Two stage Lump Sum
Value:
£113m

Current projects

Bovis Lend Lease



BBC Broadcasting House

Client:
Land Securities for British Broadcasting Corporation
Contract:
Two stage Design & Build
Value:
£402m



BBC White City

Client:
Land Securities Trillium
Contract:
Two stage Design & Build
Value:
£250m

Current projects

Bovis Lend Lease



Chapelfield, Norwich

Client:
Lend Lease Properties Ltd
Contract:
Construction Management
Value:
£120m



Bridgewater Place, Leeds

Client:
Bridgewater Place Ltd
Contract:
Design and Build Two stage
Lump Sum
Value:
£59m

Current projects

Bovis Lend Lease



BP Alliance

- Commenced in UK in 1996
- Design, rebuild, new build and maintenance of all BP retail outlets across Europe, US and Mexico.
- 50-180 stations delivered each year in Europe
- Turnover £0.23bn p.a.



Worcester Hospital

Client:
Catalyst Healthcare (Worcester) Plc

Contract:
PFI Two Stage Design and Build

Value:
£82.5m

Current projects

Bovis Lend Lease



Paternoster Square

Client:
Mitsubishi Estate Company/Stanhope
Contract:
Construction Management
with Guaranteed Maximum Price
Value:
£127m



W8 Regent Street

Client:
Crown Estates/Stanhope
Contract:
Construction Management with Guaranteed Maximum Price
Value:
£47m

Current projects

Bovis Lend Lease



Chelsea Bridge Wharf

Client:
Berkeley Homes
Contract:
Construction Management
Value:
£154m



Bankside 1

Client:
Land Securities
Contract:
Two Stage Design and Build Lump Sum
Value:
£106m

Bovis
Lend Lease

Future projects



Future projects

Bovis Lend Lease



Manchester Hospital

Client:
Department of Health
Contract:
PFI Design and Build
Value:
£370m



Leeds Hospital

Client:
Leeds General Hospital Trust
Contract:
PFI Design and Build
Value:
£173m

Future projects

Bovis Lend Lease



Battersea Power Station

Client:
Parkview International
Contract:
Two stage Guaranteed Maximum Price
Value:
£1bn



Grand Arcade, Cambridge

Client:
Grosvenor
Contract:
Two Stage Lump Sum
Value:
£78m

Future projects

Bovis Lend Lease


BBC Scotland

Pacific Quay, Glasgow

Client:
Land Securities
Contract:
Two Stage Lump Sum
Value:
£68m



Royex House

Client:
Scottish Widows
Contract:
Two Stage Design and Build Lump Sum
Value:
£72m

Future projects

Bovis Lend Lease



Warrington Golden Square
Client:
Legal & General/Lend Lease JV
Contract:
Two Stage Design and Build
Value:
£70m



P&O Drake Circus, Plymouth
Client:
P&O Developments
Contract:
Two Stage Lump Sum
Value:
£68m

Construction: UK market growth forecast 2002–2012

Bovis Lend Lease

Sustained growth expected


US$bn
100
50
0
80.5
27.5
23.8
14.5
14.7
129.3
40.8
37.9
21.9
28.7
Actual 2002
Forecast 2012
Office
Commercial
Institutional
Industrial

CAGR %	Outlook	Rank	Share
4.0%	Increase in UK Government housing budget from £4.8bn (02/03) to £5.9bn (03/06)	Leading	5%
4.8%	Health spending increased by 7% p.a. 02-07: 100 new hospitals built by 2010; Defence Estates spending increases 5% p.a. to 2006	3	17%
4.2%	Redevelopment by existing retail centres takes over from Greenfield sites	4	6%
6.9%	Revival in office development as part of cyclical upturn	1	8%

Rank and Share: Lend Lease position in addressable market

Source: Global Insight

Bovis Lend Lease is exploiting market dynamics

Bovis Lend Lease

Bovis Lend Lease is winning, fewer larger contracts earning superior margins


Average project size (£m)
160
120
80
60
40
20
3
4
Multiplex
15
18
54
Bovis Lend Lease
13
22
21
R McAlpine
14
17
23
Laing O'Rourke
95
71
61
HBG
2000
2002
2003

Source: Glennigans Project Database

Strong consistent growth

Bovis Lend Lease

- Gross Profit Margin (GPM) risen from £27.4m in 1996 to £59.6m in 2003
- Strong overhead control has led to increase in profitability ratio of currently 49%
- Average margins across all sectors currently 4%
- Sector diversity, product expansion and focus on key client account management

Bovis Lend Lease GPM shows sector diversity

Bovis Lend Lease

Focus on a balanced sector portfolio


2003/04
21%
24%
1%
5%
9%
5%
4%
31%
commercial - Private
Commercial - public
Health
Defence
Retail
Alliance
Urban
Other
2007/2008
12%
2%
3%
7%
38%
12%
26%

Bovis Lend Lease UK GPM by client

Focus on long term client relationships


2003/04
41%
45%
5%
5%
4%
2007/2008
29%
35%
4%
8%
24%
Asset clients
NHS
MOD
BP
Other

Asset Clients

Bovis Lend Lease

Asset clients represent more than 50% of the GPM in 2003/04

BLL UK: GPM % by client type


2003/04
22.81%
Asset Clients
Stanhope
Land Securities
British Land
John Lewis
Development Securities
40.10%
Other
INTEGRATED ASSET
MOD (Debut)
Department of Health
(Catalyst)
31.74%
BP
5.36%
Other
Asset
Integrated asset
BP
2007/2008
2.19%
32.89%
Integrated Asset
MOD (Debut)
Department of Health
(Catalyst)
Other
27.17%
Asset Clients
Stanhope
Land Securities
British Land
John Lewis
Development Securities

Asset clients

Bovis Lend Lease

Blue chip clients providing long term revenue

- BBC
- BP
- Berkeley Homes
- British Land
- Chelsfield
- Grosvenor
- Defence Estates
- Department for Education & Skills
- Department of Health
- Development Securities PLC
- John Lewis Partnership
- Land Securities Trillium
- Network Rail
- Peel
- Prudential
- Stanhope

New Work Secured

Bovis Lend Lease


GPM
£m
70
60
50
40
30
20
10
0
£37m
£58.7m
£66.8m
2000/01
2001/02
2002/03

UK market leader

Bovis Lend Lease



Bovis' lead over Laing in annual chart tops £700m

Contractor wins £186m work in May to return to top of monthly league, as 2003/04 orders rise above £2bn

			No. of projects	Total value (£m)	
1	(6)	Bovis Lend Lease	4	186.00	1
2	(15)	Interserve	4	110.00	2
3	(–)	Alfred McAlpine	2	102.00	3
4	(5)	Kier	21	77.61	

building



Contracts league April 2004

Rolling top 40 contractors

Contractor	May 2003 to April 2004 No	Man. (£m)	Trad. (£m)	Total (£m)
Bovis Lend Lease	30	606.1	1,305.8	1,911.9
Laing O'Rourke	62	0	1,626.6	1,626.6
Balfour Beatty	216	5	1,458.7	1,463.7
Sir Robert McAlpine	34	561.7	344.7	906.4
Kier				

Construction News

Market opportunity

Bovis Lend Lease

Good opportunities in large identified market

- Very large market
- 1:2 hit rate
- Negotiated and limited competition
- Controlled overhead


30%
28%
42%
negotiated
limited competition
other

Pipeline value £3.3bn

Contribution to Lend Lease

Bovis Lend Lease

- Positive cash flow
- Significant profit after tax contribution
- High return on capital business with negative working capital
- Provides a low capital and risk platform for entry into new markets/geographies
- Provides a large network for accessing new partners, clients and opportunities for the broader group
- It has a significant year on year growth potential

Current long term projects

Bovis Lend Lease

Secured long term income streams

• SLAM	7 years
• SW Prime	7 years
• BP Alliance	5 years
• BBC Broadcasting House	5 years
• Peter Jones	5 years
• Scottish Parliament	5 years
• Chelsea Bridge Wharf	3 years
• HM Treasury	4 years
• Network Rail	10 years (1st project 1994)
• Victoria & Albert Museum	1997- 07
• Strategic Rail Authority	4 years (2001)
• LandSecuritiesTrillium	2000 ongoing

- Job Centre Plus, BT/Telereal, BBC, Pension Processing Centres

Future long term projects

Bovis Lend Lease

• Central Prime	7 years
• Battersea	5 years
• Manchester Hospital	5 years
• Leicester Hospital	7 years
• Stanhope programme	5 years
• Peel programme	4 years

Risk management

Bovis Lend Lease

Robust risk procedures

Processes for two stage lump sum projects, from submission to close out

Go/No Go	Bid Process	Contract stage 1 & 2	Project Construction
• Go/No Go • Limits of Authority	• Tender Period Checklist • Limits of Authority • Credit Assessment Scorecard • Conversion Strategy • Pre-commitment Review • Risk Assessment • Project Profit Plan • Tender Settlement Meeting Agenda • Tender Close Out Report • Shift Statement • Start Sheet	• Limits of Authority • Key Document File • Audit Programme • Procurement Strategy • Shift Statement • Risk Assessment • Letters of Intent • Pre-commitment Review • Project Profit Plan	• Limits of Authority • Standard Project Procedures • Project Execution Plan (PEP) • Key Document File • Internal Monthly Reports • Monthly Reports to Client • Audit Programme • Financial Controls • Letters of Intent • Project Close Out

Incident & Injury Free (IIF)

Bovis Lend Lease

Lend Lease will operate Incident & Injury Free and we are committed to realising this wherever we have a presence



IIF implementation to date

Bovis Lend Lease

IIF is becoming a differentiator and supports Corporate Social Governance

- Launch in Europe Oct 2002
- Vision and Plans
- Report of Findings
- Leadership Commitment Workshops
- 4 hour Orientation Workshops
- IIF Leadership Programme
- Front Line Supervisors Training
- Safety Leadership Teams
- IIF for Designers
- IIF for Clients
- IIF Communications
- Supply Chain Workshops
- Star Projects
- Best practice transfer
- IIF to the Workforce

Excellence is recognised – Awards

Bovis Lend Lease

- CIOB Construction Manager of the Year
  – 1 Gold, 1 Silver
- Contract Journal Awards
  – Global Alliance Long Term Partnering.
- Building Health & Safety Awards – 5 awards
- British Council for Offices Awards - Treasury
- ICSC Solal Marketing awards – Bluewater
- Construction News Highly Commended for safety
- European Nostra Heritage Award, Glasgow Central Station
- RoSPA – Occupational Health&Safety – Bluewater Gold Award
- Whiting award winner, Andrew Link, Chapelfield
- Aberdeen Civic Society-Robert Gordon University gold award
- BCI – Treasury Commendation
- Building Specialist Contractor Awards
- Green Apple Awards various projects 2003/04
- RIBA (Chiswick Park and Empress State)
- World Architecture Magazine – 2003/04
- Various considerate constructors scheme
- Security Excellence Best Security Client
- Fleming Award
- Purple Apple Marketing Merit Award-Overgate
- Green Apple Civic Pride Award – Overgate
- Leisure Property Awards – Bluewater wins Best Leisure Marketing Campaign
- Supply Chain Award – Building Magazine



Benefits of Merged Entity

Bovis Lend Lease

- Increases resources to exploit investment opportunities in growing markets with attractive returns
  - Retail
  - Urban
  - Continental Europe
- Underpins Bovis Lend Lease's competitive advantage in bidding and winning major contracts
  - PFI
  - Key clients

Key business objectives

Bovis Lend Lease

- Grow number of Asset Clients
- Continue to be an 'employer of choice'
- Create new opportunities and synergies through sector collaboration i.e. Retail and Greenwich
- Create new sector through 'Pathfinder' Education Bundling opportunity
- Retain No1 status in terms of new business for financial year 2004
- Maintain current win ratio of 1:2
- Maintain sector diversity
- Control overheads
- Maintain implementation of IIF across business

In summary Bovis Lend Lease UK has a strong competitive position

Bovis Lend Lease

- Healthy growing market
- Excellent organic growth opportunities
- Powerful brand, strong covenant
- Sector diversity
- Private/Public sector balance
- Strong core asset client base
- Top three position in Offices, Health and Defence sectors
- Management structure to address the sector and geographical changes
- Strong European economy projected

Bovis Lend Lease

Bovis Lend Lease – Continental Europe, Middle East & Africa (CEMEA)



CEMEA Organisation Chart

Bovis Lend Lease


Sergio Casari
CEO CEMEA
Albert De Frutos
Iberia
Nicola Cloella
Italy
Mark Fletcher
Middle East
Peter Titus
CE Europe
Petr Palicka
Deputy CEE
Martin Rawlinson
CFO - CCO
Brian Long
EHS

Bovis Lend Lease – Geographic spread

Bovis Lend Lease


Main operations
Limited activities
BP Alliance only
No presence
Benelux
German
y
Poland
Czech R
Hungary
France
Italy
Romania
Spain
Portugal
Turkey
Russia
& CIS
South Africa
Mid

Bovis Lend Lease CEMEA: Lower risk business – medium returns

- Project Management
- Construction Management
- Consultancy
- PFI + selected Guaranteed Maximum Price (GMP)

CEMEA 2004 & 2005 GPM by Product

Low risk business with diversified product portfolio


2004/05 GPM by Product Type
5%
9%
27%
59%
Project Management
Construction Management
Consultancy
PFI/Selected GPM
2003/04 GPM by Product Type
1%
15%
22%
62%

Company - Lend Lease Corporation Limited
File No 82-3498

CEMEA 2004 Secured GPM by Sector

Bovis Lend Lease

Good sector diversity

2003/04 GPM by Sector



5%
3%
5%
20%
9%
7%
51%
Commercial/Office
Industrial
Retail
Transport
Sports & Leisure
Public Building
Others

Key European clients

Bovis Lend Lease

Platform to support pan European clients

- Ahold
- Black & Decker
- BMW
- BP
- BPB
- Cargill
- Cisco
- DHL
- EADS
- Generali
- GlaxoSmithKline
- GSK
- Hilton
- Holiday Inn Express
- HSBC
- InterContinental Hotels
- Lucent Technologies
- Merck
- Nissan
- Nokia
- Pfizer
- Philip Morris
- Roche
- Sanitas
- Shell
- SmithKline Beecham
- Telefonica
- Toyota
- Volvo

Key Current Projects

Bovis Lend Lease



El Prat Airport, Barcelona- Spain
Project Value: €1,440m
Project Management



Telefonica Business Park, Madrid – Spain
Project Value: €300m
Development Services / PM
H&S Coordination

Key Current Projects

Bovis Lend Lease



Barcelona Las Areans Leisure & Retail Center - Spain
Project Value: €96m
Construction Management


EXPRESS

Holiday Express Roll Out Programme "20 Hotels"– Spain
Project Value: €100m
Construction Management

Key Current Projects

Bovis Lend Lease



Europa Project – Terminal North 2, Prague – Czech Republic
Project Value: €300m
Project Management



Brno University– Czech Republic
Project Value: €110m
Project Management

Key Current Projects


Olympia

Olympia Shopping Centre Pilsen, Czech Republic
Project Value: €43m
Construction Management



Hala Sazka Prague, Czech Republic
Project Value: €200m
Project Management

Key Current Projects

Bovis Lend Lease



Brescia Phase I Hospital, PFI I – Italy
Project Value: €35m
PFI / D&B



Roma Exhibition Centre, Italy
Project Value: €250m
Project Management

Key Current Projects

Bovis Lend Lease



Blue City Retail Center, Warsaw
Project Value: €70m
Construction Management


PHILIP MORRIS

Philip Morris Factory Extension, St.Petersburg
Project Value: €130m
Construction Management

Key Current Projects

Bovis Lend Lease



Terminal 3, Sheremetyevo Airport Moscow, Russia
Project Value: €250m
Project Management



Moscow Capital Group Towers, Russia
Project Value: €250m
Project & Construction Management

Key Current Projects

Bovis Lend Lease



Philip Morris Ukraine Greenfield Project Kharkiv, Ukraine
Project Value: €67m
Construction Management



Sakura International Apartments – Baku – Azerbaijan
Project Value: €50m
Project Management

Key Current Projects

Bovis Lend Lease



Oil Sector Complex, Kuwait
Project Value: €115m
Construction Management



Shell HQ, The Hague, The Netherlands
Project Value: €300m
Construction Management

Key Current Projects

Bovis Lend Lease



Shopping Center Antas, Hotel & Studio Residence, Oporto – Portugal
Project Value: €65m
Construction Management / H&S Coordination



Roche HQs, Lisbon – Portugal
Project Value: €10m
Construction Management

CEMEA Key Prospects

Bovis Lend Lease

Project	Project Value € ' million	Location
Dubai Nakheel Tower	€ 900	Middle East
Abu Dhabi 50-Tower Project	€ 800	Middle East
Re-development of Fiera District, Milan	€ 800	Italy
Abu Dhabi Al-Mushrif Palace	€ 500	Middle East
NATO Head Quarter	€ 400	Belgium
DIFC Tower	€ 300	Middle East
Jumeirah Lake Towers	€ 250	Middle East
PFI Majadahonda Hospital	€ 250	Spain
Bahrain Financial Harbour	€ 250	Middle East
Berlin Sonae Shopping Centre	€ 160	Germany
Sonae 3dp Dortmund Railway Station Extension	€ 150	Germany

CEMEA Key Prospects

Bovis Lend Lease

Project	Project Value € ' million	Location
Brescia II Lot A	€ 100	Italy
Lisbon Carrefour Shopping Centre	€ 100	Portugal
Benidorm Shopping Centre Development	€ 85	Spain
Rodamco Chodov AM Development	€ 85	Czech Rep
St. Petersburg RBI Retail Centre	€ 80	Russia
Garden Gate District, Dubai	€ 67	Middle East
El Centre Shopping Center	€ 60	Spain
Abengoa Campus HQ SP	€ 60	Spain
PROCOM Shopping Centre	€ 60	Spain
Abengoa New Head Quarter	€ 40	Spain
Centro Shopping Algeciras	€ 20	Spain
5-Star Westin Hotel	€ 20	Portugal
Pfizer Offices	€ 10	Poland

Re-development of the Fiera District, Milan, Italy

Bovis Lend Lease



Client:
Citylife Consortium

Contract:
Project Management

Value:
€800m

15,000 new inhabitants in a central lot of 260,000sqm of parks, high rise buildings, entertainment centres, a design museum & 200,000sqm of residential buildings.

Key Healthcare Prospects

Bovis Lend Lease

Location	Hospital Project	Project Value € '000	Status
Italy	Brescia II	€ 159	Proposal submitted. Preferred bidder by Dec 04
	Niguarda Milan	€ 400	RFP out in six months
Spain	Majadahonda Madrid	€ 250	RFP out in Aug 04
	San Sebastian de los Reyes Madrid	€ 250	RFP out in Oct 04
	Madrid Batch I (2x€200-300m / 200-250-300 beds)	€80-€150	RFP out in 2005
	Madrid Batch II (2x€200-300m / 200-250-300 beds)	€80-€150	RFP out in 2005
	Madrid Batch III (2x€200-300m / 200-250-300 beds)	€80-€150	RFP out in 2005
	Palma Mallorca Hospital	€ 200	RFP out in 2005
	Asturias Hospital	€ 100	RFP out in 2005

- European PFI model differs to UK model:
  - Lower bid costs
  - Shorter conversion periods

PFI in Europe

Bovis Lend Lease

- Lower bid costs than UK
- Closer liaison with local construction firms – Share of delivery risk through JV with local general contractors
- Lower Lend Lease equity requirements
- Clear exit strategy
- Limited facilities management risk
- Very short conversion period – 6 to10 months to reach financial close
- Successful track record in Italy
- Emerging deal flow

Key Business Objectives 2004/05

Bovis Lend Lease

- Complete CEMEA re-organisation
- Consolidation of Central & Eastern Europe into one single business unit to deliver synergies and efficiencies
- Foster consolidation of Middle East business. Convert current key focus projects
- Penetrate key areas in expanded European Community

Key Business Objectives 2004/05

Bovis Lend Lease

- Secure Brescia II PFI Hospital. Investment €200m
- Bid/Convert Madrid Majadahonda PFI Hospital. Investment € 250m
- Secure Generali Piacenza Logistic Park Guaranteed Maximum Price form of contract (€120m)
- Consolidate position with key pan-European clients
- Continue to grow our activities in key countries
- Selected PFI opportunities

Growth in Bovis Lend Lease EMEA 2000 - 2003


A$m
250
200
150
100
50
0

	2000*	2001	2002	2003
GPM	155	193.7	187.6	209.4
PBT	37.7	57.4	66.8	83.3

* Results for 2000 only include 8 months of operating financials since acquisition by Lend Lease. This has been extrapolated for 12 months for illustrative purposes.

Source: published Lend Lease MD & A

Lend Lease

Lend Lease Europe, Middle East & Africa (EMEA)

Private Finance Initiative (PFI)


13 July 2004

Content

Lend Lease

- Size of PFI market in the UK
- Health and Education PFI Market
- Competition
- PFI contract structure
- Returns and risks
- A model for sustainable growth

UK PFI Market

Lend Lease


Other
Courts/Prison
Water & Waste
Defence
Education
Govt.
Accommodation
Health
Transport

- 563 signed projects with a total capital value of £35.5 billion.
- Average capital value of signed projects is £63 million.
- 26% of projects have a capital value < £5 million.
- Project coverage by sector:

Sector	£bn
– Courts/Custodial/Prisons	1.2
– Defence	2.5
– Education	2.8
– Govt. Accommodation	2
– Health	4
– Transport	21
– Water & Waste	1
– Other	1.1

Growth of PFI

Lend Lease

The UK Market Cumulative Total of Deals


Value (£bn)
40
30
20
10
0
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Source: HMT – data up to July 2003

PricewaterhouseCoopers Infrastructure, Government & Utilities

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease PFI

Lend Lease

- Focus to date has been Healthcare

Market Size

> £2bn/year

5-6 project each year

Target

Large/complex

Secured projects*

Calderdale	£80m	Operational
Worcester	£83m	Operational
Hexham	£30m	Operational
Burnley	£25m	In construction
Brescia	£15m	In construction
Havering	£185m	In construction
Roehampton	£55m	In construction
Leeds	£160m	Preferred Bidder
Manchester	£330m	Preferred Bidder

Current bids

Leicester	£1,000m
Northern Batch	£300m
Brescia II	£200 to £400
Madrid	£160



** construction figures only*

Potential Health Sector Projects 2004 - 2008

Lend Lease



Glasgow
Hexham, Northumberland
Merseyside / Cheshire Reconfiguration
Liverpool
Bradford
Huddersfield
Leeds Phase 2, 3
Glossop
Salford
Sheffield / Trent
Mansfield
Oswestry
Nottingham
Walsall
Leicester
Wolverhampton
Sandwell
Cambridge
Colchester
Bristol
Southend-on-Sea
Hillingdon
Slough
Beds & West Herts Reconfiguration
Maidstone
Tunbridge Wells
Taunton
Southampton
Paddington
Poole
Torquay
Plymouth
Sutton & Epsom Reconfiguration

5

Partnership for Schools

Lend Lease

Public Private Partnerships with Local Authorities to replace or refurbish all Secondary schools in England by 2014 (24,000 Secondary Schools)

- Government commitment for £2.2bn capital expenditure each year for next 10 years
- 10 projects to market each year (£150 - £250m each)
- Scope of services include: Design & Build (D&B); Investment; Programme management; Building services and; IT
- First projects in October 2004
- Identified schemes 2004:
  - Bradford, Bristol, Lewisham, Sheffield, Knowsley, Leeds, Newcastle, Manchester (phase 1), Newham, Solihull, South Tyneside/Gateshead, Stoke on Trent, Sunderland, Waltham Forest

Competition in PFI Healthcare

Lend Lease

- Deal size, long bid timescales and high bid costs resulting in consolidation into "1st and 2nd Divisions"


Amec, McAlpine, Bouygues, Mowlem
21%
25%
Skanska - £1.5bn (5 projects)
Carillion - £0.4bn (5 projects)
7%
11%
19%
Equion - £0.7bn (4 projects)
17%
Balfour Beatty - £1.15bn (5 projects)
Lend Lease - £1.0bn (8 projects)

Generic PFI Structure

Lend Lease


BLL Holdings
Shareholder
Return
Equity
Services
PROJECT COMPANY
Loans
Debt Service
Banks
Services
Design & Build BLL Ltd
Hard Facilities Management BLL Ltd
Lifecycle BLL Ltd
Soft Facilities Management

Integrated Health Business

Lend Lease

CEO
Dougie Sutherland

Bidding	Design & Build (D&B)	Facilities Management (FM)		Finance
Roger Thompson	Jason Millett	Peter Eatough	[redacted]	Richard Taylor

- Integrated business (bidding, equity, D&B, and FM) with single Profit & Loss
- Consolidation of all PFI investments under Asset Management

Generic Payment Mechanism

Lend Lease



Unitary Payment
(per annum)
4%
44%
7%
7%
24%
14%
1
4
7
10
13
16
19
22
25
28
31
34
Concession Period (years)
LL Hard Services
Soft Services
LL Life Cycle
Project Company (SPV)
Equity sub debt
Senior debt
Mezzanine debt

Equity/Sub Debt

Lend Lease

RETURNS

- Equity/Sub debt base case return >12% p.a. post tax
- Higher target project equity returns being demanded
- Strong demand from secondary investors
- Sales to secondary market 1.5 to 2x original investment cost

RISKS

- Non recourse – limited to committed equity
- Project termination for Supplier default
- Operating risks passed down – supplier credit risk
- Retained risks – management and insurances

Construction

Lend Lease

RETURNS

- 8-10% profit and overhead
- Enhanced by client changes

RISKS

- Fixed price Design & Build
- Supply chain market capacity
- Retained estate
- Performance guaranteed by Bovis Lend Lease, and Lend Lease (large schemes) and limited to 60% of capex price

Facilities Management / Lifecycle

Lend Lease

RETURNS

- 8-10% Gross Profit per annum
- Further enhanced by client changes and improved efficiencies

RISKS

- Deductions limited to payment mechanism (see next slide)
- Cost indexed to Retail Price Index and not underlying cost index
- Interface with Design & Build and Soft Facilities Management
- Reputation
- Bovis Lend Lease performance guarantee limited to annual service fee and twice service fee on termination

Facilities Management

Lend Lease

- strong performance with negligible deductions

Healthcare Deduction Analysis to Date


Deductions
0.272%
Revenue
99.728%

Education Deduction Analysis to Date


Deductions
0.271%
Revenue
99.729%

Government Deduction Analysis to Date


Deductions
0.888%
Revenue
99.112%

Creating sustainable growth

Lend Lease


Illustrative Profit Profile
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Yr 6
Yr 7
Yr 8
Yr 9
Yr 10
Construction GPM
Facilities Management GPM
Equity & loan stock
Profit After Tax

Merger Benefits

Lend Lease

- Opportunity to leverage existing leading position in the PFI market
  - UK
  - Europe
- Creation of long term earnings stream at attractive returns

Summary

Lend Lease

- PFI in the UK is now the Government's accepted form of procuring social infrastructure and long term services
- The Government is committed to 10 years of investment in the Health and Education PFI sectors
- PFI is expanding and growing into Europe
- Lend Lease is one of the leading PFI integrators and is increasing its market share in the UK and expanding into Europe
- PFI will allow Lend Lease to build sustainable long term returns

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

15 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 98,974 shares for $1,051,815 on Wednesday 14 July 2004. The highest price paid was $10.71 and the lowest price paid was $10.55. The total maximum number of shares that may still be bought back under the buyback is 42,347,373 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,553,653	98,974
4	Total consideration paid or payable for the shares	$16,145,377	$1,051,815

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.56 date: 13-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.71 lowest price paid: $10.55 highest price allowed under rule 7.33: $11.1027

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,347,373

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 15/7/04

Print name:

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

16 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 50,000 shares for $537,100 on Thursday 15 July 2004. The highest price paid was $10.75 and the lowest price paid was $10.74. The total maximum number of shares that may still be bought back under the buyback is 42,297,373 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,652,627	50,000
4	Total consideration paid or payable for the shares	$17,197,192	$537,100

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.71 date: 14-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.75 lowest price paid: $10.74 highest price allowed under rule 7.33: $11.1636

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,297,373

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 16/7/04
(~~Director~~/Company secretary)

Print name: